FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

July 27, 2012

Mr. Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Mindray Medical International Limited

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 30, 2012

File No. 001-33036

Dear Mr. James:

On behalf of Mindray Medical International Limited (the “Company” or “Mindray”), set forth below are our responses to your comment letter dated June 28, 2012 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “2011 Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2012.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by Mindray’s corresponding response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the 2011 Form 20-F.

In addition, Mindray acknowledges that (i) Mindray is responsible for the adequacy and accuracy of the disclosure in the Form 2011 20-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Mindray’s filing; and (iii) Mindray may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rule on Information and Requests [17 C.F.R. Section 200.83]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “FOIA Letter”) with this copy of the correspondence marked to show the portions redacted from the version filed via Edgar and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of the marked portion (the “Confidential Information”) of this response letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Confidential Treatment Requested By Mindray Medical International Limited

In accordance with Rule 83, this letter has also been clearly marked with the legend “Confidential Treatment Requested by Mindray Medical International Limited” and each page is marked for the record with the identifying numbers and code “M-1” through “M-14.”

Pursuant to Rule 83, a copy of the FOIA Letter (but not the Confidential Material) is also being delivered to the Commission’s FOIA Office.

Mindray responds to the Comment Letter as follows:

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 4. Information on the Company, page 27

Distribution, Direct Sales, page 31

1.	We note your response to prior comment 1 and your proposed revised disclosure which states that, “the terms of these contracts generally provide that following product delivery, the tender organizer has seven product inspection days.” However, we note your policy on page F-10 states that, “the sale of products is typically recognized upon shipment, when the terms are free-on-board shipping point, or upon delivery” but does not discuss arrangements involving customer acceptance provisions.

•	Please reconcile your response and the policy disclosed in your Form 20-F, and explain why you did not disclose the inspection rights granted to your customers.

Mindray advises the Staff that it follows SAB Topic 13A(3)(b) in determining its revenue recognition policy. Mindray’s only sales arrangements involving customer inspection and acceptance are its China-based tender sales, for which it follows the guidance of SAB Topic 13.A.1(b), recognizing revenue only after receiving customer acceptance. As China-based tender sales have, particularly in recent years, accounted for a small and declining percentage of total consolidated sales (8.0%, 3.1% and 2.3% in 2009, 2010 and 2011, respectively), Mindray’s prior financial statements did not include disclosures concerning revenue recognition policy for China-based tender sales. Taking into account the significance of Mindray’s sales contracts which contain acceptance clauses in relation to total consolidated sales and Mindray’s future business development, Mindray would consider expanding its revenue recognition policy disclosures for future filings.

•

Explain to us in greater detail the contractual terms of the inspection period and any right of return if the product is not accepted upon inspection. Refer to SAB Topic 13(A)(3)(b) or other applicable guidance as part of your response.

Confidential Treatment Requested By Mindray Medical International Limited

The Company’s sales arrangements do not contain any right of return. If a delivered product has defects and is not accepted by the customer, Mindray will offer to exchange the product. Mindray only recognizes revenue upon receipt of customer acceptance in accordance with SAB Topic 13A(3)(b). Once accepted by the customer, goods cannot be returned.

•	Describe to us your accounting policy for recognizing revenue under arrangements that allow for an inspection period prior to acceptance.

As discussed above, assuming other revenue recognition criteria are satisfied, revenue for sales arrangements involving customer inspection and acceptance provisions is only recognized upon customer acceptance.

2.	We also note the proposed revised disclosure which states that after paying approximately 95% of the invoice balance within 30 to 60 days, “the invoice balance is typically payable one year following the acceptance date.” Please describe to us the rationale for the extended one year payment term for the remainder of the invoice balance. Also discuss your collection history of the remaining 5% invoice balances on these sales. Tell us how much of your accounts receivables outstanding for more than 360 days at December 31, 2011 and March 31, 2012 related to these transactions.

The Company advises the Staff that the one-year payment term for the remaining 5% of invoice balance to China-based government healthcare entities or organizations is common industry practice, and such term is contained in the non-negotiable, standard government contracts provided by the tender organizers for such tender sales. To date, Mindray has received full payment of all amounts in respect of these 5% invoice balances. As at December 31, 2011 and March 31, 2012, accounts receivable outstanding for more than 360 days related to these 5% invoice balances totaled approximately [***] of consolidated accounts receivable, respectively.

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Confidential Treatment Requested By Mindray Medical International Limited

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 68

3.	We note your responses to our prior comments 2 and 3. Please quantify for each period presented in your Form 20-F, the dollar amount of sales made to domestic distributors, domestic tender sales, international distributor sales and international direct sales. For international distribution sales, please quantify for us the amount of sales made under pre-payment agreements and those under other extended payment arrangements. Please also quantify the amount of international distribution sales by significant country, including identification of those countries that are considered developing markets.

The Company’s categories of sales for the periods presented are as follows:

(in thousands of USD)	December 31, 2009		December 31, 2010		December 31, 2011
Domestic distributor sales*	221,731	35%	244,266	35%	307,087	35%
Domestic direct sales*	70,876	11%	49,169	7%	67,225	8%
International distributor sales	241,061	38%	303,526	43%	380,992	43%
International direct sales	100,515	16%	107,348	15%	125,439	14%
Total net revenue, as presented in Form 20-F	634,183	100%	704,309	100%	880,743	100%

*

China-based tender sales consist of distribution tender sales and direct tender sales. China-based direct tender sales were $39.0 million, $13.8 million and $8.9 million in 2009, 2010 and 2011, respectively. China-based distributor tender sales were $11.9 million, $8.2 million and $11.1 million in 2009, 2010 and 2011, respectively.

Confidential Treatment Requested By Mindray Medical International Limited

For international distributor sales, the amount of sales under Mindray’s different payment arrangements for the periods presented is as follows:

(in thousands of USD)	December 31, 2009				December 31, 2010				December 31, 2011
Under pre-payment arrangement	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]
Under letter of credit arrangement*	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]
Open Account**	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]
Total international distributor sales	241,061		100%		303,526		100%		380,992		100%

*

A letter of credit is a secured note issued by a financial institution to make payments in accordance with an outstanding invoice. The timing by which the letter of credit may be presented to the financial institution for settlement can range from payment upon delivery to payment in accordance with a payment arrangement of up to 180 days.

**	Includes payment arrangements ranging from 30 to 720 days.

The table below presents the Company’s international distributor sales by country with more than $10 million in sales for any of the years ended December 31, 2009, 2010 or 2011, together with the respective percentage of total distributor sales for those periods:

(in thousands of USD)	December 31, 2009				December 31, 2010				December 31, 2011
[***]	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]
Total international distributors sales	241,061		100%		303,526		100%		380,992		100%

*	Mindray currently considers these countries to be developing markets.

[***]

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Confidential Treatment Requested By Mindray Medical International Limited

4.	Additionally, we note from your response to prior comment 2 that for certain higher cost products the payment terms are generally 360 days and that in 2011 you began providing a 720 day payment term for these products.

•	Clarify for us whether this is a financing arrangement with your customers and tell us your purpose for offering these arrangements.

Mindray informs the Staff that it has only offered these extended payment terms to international distributors of its higher-cost MRI1, digital radiography and high-speed chemical analyzer machines (typically selling in the range of [***]) with related sales totaling Nil in 2009, Nil in 2010 and $367,000 in 2011, or Nil, Nil and 0.04% of the consolidated revenues.

Although the entire receivables balance is due in 360 or 720 days, customers are required to make quarterly scheduled payments. Mindray began offering a 720 day payment term in 2011 in order to remain competitive with multi-year financing terms offered to its customers by its competitors. As of December 31, 2011 and March 31, 2012, accounts receivable under these sales arrangements totaled approximately [***]. Due to the insignificance of these arrangements, Mindray does not separately account for the interest income from revenue.

•

Describe to us the material terms of these extended payment arrangements, including whether payments are made through scheduled installments over the 720 days, whether you charge an interest rate, whether you require collateral, and what recourse, if any, is available to you in the event of non-payment.

Under Mindray’s extended payment arrangements, customers are required to pay [***]. Mindray does not charge interest over the course of the payment period, and customers are not required to provide collateral. Following any non-payment, Mindray will first pursue payment through payment demand by its internal sales team and, if necessary, recovery against its export credit insurance. The history of non-payment and export credit insurance recovery is further discussed in Mindray’s response to question 9, below.

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[1]	Although Mindray has made these payment terms available to purchasers of its MRI machines, to date all Mindray’s MRI machines have been purchased under prepayment arrangements.

Confidential Treatment Requested By Mindray Medical International Limited

•

Discuss for us, in quantified terms, your collection history for these transactions, including the amount of your accounts receivable balance currently more than 360 days and more than 720 days past due at December 31, 2011 and March 31, 2012 that related to these arrangements.

For transactions with an extended payment term of 720 days, Mindray has no accounts receivable balance past due, as Mindray only began offering this payment term in 2011. To date, all customers have met their quarterly scheduled payments. For transactions with an extended payment term of 360 days, Mindray has no accounts receivable balance of more than 30 days past due.

5.	We note from your response to prior comment 4 that as a result of restrictions on the purchasing of U.S. dollars in certain countries, certain distributors have delayed remittance as a result of unfavorable exchange rates and others have requested extended payment terms. As of the end of your 2011 fiscal year and your first 2012 fiscal quarter, please quantify the amount of accounts receivables for which your customers have either delayed payment or requested extended payment terms because of foreign currency controls. Tell us whether these customers have been meeting the 90-day payment terms granted to them. Also, describe how these payment delays have impacted your assessment of collectability of the associated accounts receivables.

The Company advises the Staff that restrictions on the purchasing of U.S. dollars has only affected its turnover days in its Latin American region, with related distributor accounts receivable totaling approximately [***]. The average turnover days for the Latin American region increased from 64 days for the first quarter of 2011 to 86 days for the first quarter of 2012, and for significant countries in the Latin American region, [***], increased from 64 days to 90 days in the same periods. The significant majority of Mindray’s Latin American region customers have been meeting their 90-day payment terms, and the lengthening of turnover days in the Latin American region is primarily due to Mindray’s extension of payment terms to certain of its customers following customer requests. As noted above, the accounts receivable turnover days for this region is consistent with the 90-day payment period granted, indicating that most of the balances are not overdue in nature. Mindray believes foreign currency controls are only one reason for customer requests for extended payment terms based on its ongoing customer communications. Other factors cited by customers include lengthy shipping times or delays in clearing customs in the destination country (for such transactions, risks and rewards of ownership of the products are passed upon delivery free on board). As a result, Mindray is unable to accurately quantify the impact of foreign currency controls.

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Confidential Treatment Requested By Mindray Medical International Limited

The summary of overdue balances for customers in significant countries in the Latin American region is set forth in the response to question 10, below, and includes a collectability assessment of the associated accounts receivable.

6.	Similar to the response provided to the second bullet point of prior comment 4, please revise future filings to fully describe and discuss the impact the foreign exchange controls and related delayed remittance have had on your financial statements and liquidity. Identify the countries where these controls currently exist.

The Staff’s comment is duly noted and as discussed in Mindray’s response to question 5, above, Mindray will provide a qualitative disclosure of the ways in which foreign exchange controls and related delayed remittance may have affected Mindray’s financial statements and liquidity, specifically in Venezuela and Argentina, in its future Form 20-F filings.

7.	We note that in your response to prior comment 4, you attribute the increase in accounts receivable turnover in the first quarter to seasonality. In future filings, please revise the Seasonality discussion located on page 37 of your Form 20-F to also describe the impact seasonality has on your accounts receivable balances and turnover.

The Staff’s comment is duly noted and Mindray will supplement the above referenced disclosure to include the requested information in its future Form 20-F filings.

8.	We note in your response to prior comment 5 that you have begun utilizing third party equipment leasing agents in certain countries. Please describe for us in greater detail your arrangements with these third party leasing agents and discuss how the use of these agents impact your revenue generating process and liquidity.

Mindray advises the Staff that to date, it has only utilized third party equipment leasing agents in relation to its direct sales in the United States and France. In its arrangements involving third party equipment leasing agents (a “Leasing Company”), each of Mindray, the customer and the Leasing Company enter into a contract whereby the Leasing Company agrees to make payment in full on Mindray’s products upon delivery, at which time Mindray recognizes revenue. The Leasing Company will perform its own credit assessments of the customer, determine a payment and interest term and assume all risks of customer nonpayment, with no contractual recourse against Mindray. Accordingly, Mindray’s obligations are complete upon delivery of equipment to the customer. As a percentage of Mindray’s consolidated revenues, sales transactions involving third party equipment leasing agents accounted for 1.1% in 2009, 0.6% in 2010, 1.1% in 2011 and 0.5% in the quarter ended March 31, 2012.

9.	From your response to prior comment 6 we see that you exclude substantially all of your international distribution sales from the assessment of accounts receivable impairment as they are covered by “export credit insurance.”

Confidential Treatment Requested By Mindray Medical International Limited

•	Describe in appropriate detail the terms of the export credit insurance agreements and discuss how this mitigates the risk of loss and impairment in your accounts receivable balances.

To mitigate the risk of loss and accounts receivable impairment on shipments to its international distributors, Mindray purchases export credit insurance through its Shenzhen subsidiary, Shenzhen Mindray Bio-Medical Electronics Co., Ltd. Under these arrangements, the insurer reviews the relevant customer contract and sales invoice and establishes a specified insurable amount (generally ranging from 80-90% of the outstanding invoice amount) based on the insurer’s assessment of collectability. If payment is past due, to collect benefits under the policy, Mindray must notify the insurer of nonpayment within 2 months of the due date and submit a formal insurance request claim within 6 months of the payment due date. Historically, Mindray has received related claims payments within 12-18 months following the filing of a claim.

•	Quantify for us the amounts of account receivable losses you recovered under your export insurance policy during each of the periods presented in your Form 20-F and the first fiscal quarter of 2012.

Mindray submitted claims for [***]. Up to July 27, 2012, Mindray has received [***] in respect of such claimed amounts. The amounts Mindray has recovered from its insurer in 2009 and 2010 are consistent with the specified insurable payments of 80-90% of outstanding invoice amounts. For 2011 and the quarter ended March 31, 2012, Mindray is continuing to receive payments on its previously submitted claims and anticipates receiving up to 80-90% of the claimed amounts based on its collection history from its insurer; therefore, Mindray has assessed the recoverability of the amounts claimed and no impairment was noted. Mindray assessed that the discounting impact of the amounts receivable from the insurer were insignificant to its financial statements.

•	Tell us how you present export credit insurance recoveries in your financial statements.

Mindray records the impairment losses on accounts receivable within general and administrative expenses. Export credit insurance recoveries are recorded within general and administrative expenses when recoveries are probable. Impairment on accounts receivable and credit insurance recoveries are recorded as two separate transactions.

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Confidential Treatment Requested By Mindray Medical International Limited

10.	We note that you consider the accounts receivables in each country to represent a group of smaller-balance homogenous receivables. Please provide us with an aging of accounts receivable balances 91-360, 360-720 and greater than 720 days by significant country, and for each significant country, describe the material factors influencing the long outstanding accounts receivable balances and discuss the provisions provided against those amounts. Provide specific rationale for why amounts outstanding greater than 360 days have not been written off the balance sheet as uncollectible.

The Company’s accounts receivable balances aging schedule as of December 31, 2011 is as follows:

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Confidential Treatment Requested By Mindray Medical International Limited

The Company’s accounts receivable balances aging schedule as of March 31, 2012 is as follows:

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Confidential Treatment Requested By Mindray Medical International Limited

The following is a discussion of the material factors influencing long outstanding accounts receivable balances and the related provisions against these amounts, along with an explanation of why amounts over 360 days have not been written off the balance sheet as uncollectible for the indicated countries. The countries specified in the charts above are included for their significance by related revenues; for accounts receivable purposes certain of these countries are not significant and Mindray has not included a detailed discussion of such country’s accounts receivable balance.

China

As discussed in the response to question 2, tender sales contracts typically require the remaining 5% of the invoice balance to be withheld for a period of one year following initial payment, and a portion of the overdue accounts receivable is related to these contracts. The remaining portion of the accounts receivable that is overdue for over 360 days is due to disputes with smaller distributors who have encountered financial difficulties. Mindray has taken legal action or employed collection agents to collect any outstanding debts. Mindray has adequately provided accounts receivable provisions for outstanding accounts receivable balances over 360 days.

United States

Mindray’s sales in the United States are comprised of primarily direct sales. Historically, Mindray offers 30 day payment terms to direct sales customers, who by practice may take 90-120 days to make payments. Overdue balances of greater than 360 days are generally comprised of customers seeking to extend credit terms due to their inability to seek adequate third party financing following purchase of a product. Mindray believes that its reserve provision for the United States is adequate as its customers in this region are comprised entirely of hospitals, which Mindray has assessed have a low credit risk, and from which Mindray has a track record of eventual collectability.

[***]

The outstanding accounts receivable balance of over 360 days in [***] primarily relates to balances of payments from distributors. Mindray has provided provisions for certain distributors in this region, and is actively corresponding with the remaining distributors for whom Mindray believes eventual collectability is reasonably assured due its historical collections history from such distributors.

[***]

The outstanding accounts receivable balance of over 360 days in [***] is primarily due to a single distributor who has encountered financing issues. [***]. Mindray believes its provision amount is adequate and has not written off the outstanding balance as uncollectible.

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Confidential Treatment Requested By Mindray Medical International Limited

[***]

The factors affecting the outstanding accounts receivable balance of over 360 days in [***] primarily relate to financing difficulties encountered by certain smaller distributors for whom provisions have been made. Mindray believes its net accounts receivable in this region are insignificant.

[***]

Mindray utilizes direct sales in [***], and as detailed in the discussion above regarding the United States, direct sales payment practices typically result in overdue payments within 90-120 days, although Mindray’s typical terms require payment in 30 days. Mindray believes that its account receivable provisions are adequate as its customers with overdue balances in this region are comprised entirely of hospitals, which Mindray has assessed have a low credit risk, and from which Mindray has a track record of eventual collectability.

[***]

The factors affecting the outstanding accounts receivable balance of over 360 days in [***] primarily relate to financing difficulties encountered by certain smaller distributors for whom provisions have been made. Mindray believes its net accounts receivable in this region are insignificant.

Additionally, for each of the countries in which Mindray makes distributor international sales, Mindray believes that its risk of nonpayment from a liquidity perspective is mitigated by the purchase of export credit insurance, as discussed in the response to question 9. For accounting purposes, accounts receivable impairment and credit insurance recoveries are recorded as separate transactions.

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* * * * *

Confidential Treatment Requested By Mindray Medical International Limited

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at +86-21-2307-7007 or send me an email at kberney@omm.com, or Stephanie Sheng at +852-3512-2365 or send her an email at ssheng@omm.com.

Sincerely,

/s/ Kurt Berney
Kurt Berney of O’Melveny & Myers LLP

Enclosures

cc:	Mr. Xu Hang
Mr. Li Xiting
Mr. Alex Lung
Ms. Fannie Lin Fan
(Mindray Medical International Limited)

Ms. Loretta Fong
Ms. Yulanda Tang
(PricewaterhouseCoopers)